August 11, 2011

Securities and Exchange Commission
Office of Information Technology
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc.
CIK #: 0001346973
Amendment No. 1 to Registration Statement on Form S-1/A
Filed August 9, 2011
File No. 333-175026

Dear Sir or Madam:

We are counsel to The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc. (the “Company”). On August 9, 2011, the Company filed Amendment No. 1 to the above-referenced registration statement. Such filing was initially inadvertently made under file number 333-130446 (SEC Accession No. 0001144204-11-044679). Upon learning of such error, the Company promptly re-filed the registration statement under the correct file number 333-175026 (SEC Accession No. 0001144204-11-044925). We hereby submit, on behalf of the Company, a request that the filing made under file number 333-130446 (SEC Accession No. 0001144204-11-044679) be removed from the EDGAR filing system to avoid any confusion which may be caused by these duplicative filings.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (609) 895-6719.

Very truly yours, /s/ Sean F. Reid Sean F. Reid

cc: Daniel Wiesel